Exhibit 7.1

Statement explaining computation of ratio of “earning to fixed charges”

Ratio of “earning to fixed charges” under Italian GAAP

	As of December 31,						As of March 31,
	1999(1)	2000(1)	2000 pro forma (Unaudited) (1)(2)	2001(1)	2002(1)	2003(1)	2003(1) (Unaudited)	2004(1) (Unaudited)
	(millions of Euro)
Earnings
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	8,534	2,924	2,758	(3,097)	(2,516)	3,442	868	1,344
Fixed charges	846	2,299	2,080	2,783	2,594	2,229	567	527
Amortization of capitalized interest and issue debt discounts or premiums	2	4	4	35	(36)	(9)	(4)	—
Dividends from equity investees	55	118	118	124	50	47	9	10
Equity in losses of equity investees	807	1,314	1,309	1,935	586	20	42	4
Capitalized interest for the applicable period	(1)	(41)	(9)	(3)	(1)	(1)	—	—
Equity in earnings of equity investees	(241)	(276)	(296)	(166)	(120)	(54)	(12)	(10)

(A)	10,002	6,342	5,964	1,611	557	5,674	1,470	1,875
Fixed Charges
Interest costs (both expensed and capitalized)	722	2,049	1,845	2,433	2,242	2,174	484	513
Issue costs and any original issue debt discounts or premiums	3	5	5	24	3	(3)	(2)	1
Estimated interest within rental expense for operating leases	121	245	230	326	349	58	85	13

(B)	846	2,299	2,080	2,783	2,594	2,229	567	527
Ratio of Earnings to fixed charges (A/B) (€)	11.82	2.76	2.87	0.58	0.21	2.55	2.59	3.56

The term “equity investees” means investments that Telecom Italia accounts for using the equity method of accounting.

A ratio of less than one indicates that earnings are inadequate to cover fixed charges. The amount by which fixed charges exceeded earnings for the years ended December 31, 2001 and 2002 under Italian GAAP was €1,172 million and €2,037 million, respectively.

(1)	Beginning with the consolidated financial statements for the year ended December 31, 2001, under Italian GAAP, Nortel Inversora and the controlled Telecom Argentina group (Nortel Inversora group), which in 2000 were consolidated proportionally, have been accounted for using the equity method. Prior to 2000 the Nortel Inversora group was accounted for on the equity method. These differences in accounting treatment for 2000 did not affect net income and stockholders’ equity but had an impact on other line items, such as operating revenues and operating expenses, as well as a number of balance sheet line items.
(2)	The 2000 unaudited pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Ratio of “earning to fixed charges” under US GAAP

	As of December 31,
	2001	2002	2003
	(millions of Euro)
Earnings
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	(2,656)	3,079	4,955
Fixed charges	3,262	3,029	2,450
Amortization of capitalized interest and issue debt discounts or premiums	71	137	134
Dividends from equity investees	124	50	47
Equity in losses of equity investees	1,935	586	20
Capitalized interest for the applicable period	(239)	(236)	(163)
Equity in earnings of equity investees	(166)	(120)	(54)

(A)	2,331	6,525	7,389
Fixed Charges
Interest costs (both expensed and capitalized)	2,912	2,677	2,395
Issue costs and any original issue debt discounts or premiums	24	3	(3)
Estimated interest within rental expense for operating leases	326	349	58

(B)	3,262	3,029	2,450
Ratio of Earnings to fixed charges (A/B) (€)	0.71	2.15	3.02

The term “equity investees” means investments that Telecom Italia accounts for using the equity method of accounting.

A ratio of less than one indicates that earnings are inadequate to cover fixed charges. The amount by which fixed charges exceeded earnings for the year ended December 31, 2001 under US GAAP was €931 million.